File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2006

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2006	March 31, 2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$246,495	$245,014
Accounts receivable	291,035	289,849
Inventories	217,599	196,864
Other current assets	49,021	34,479

Total current assets	804,150	766,206
Investments	13,566	36,414
Property, plant and equipment	81,622	74,810
Goodwill	136,648	135,396
Other intangible assets	10,223	11,175
Other assets	23,380	33,063

Total assets	$1,069,589	$1,057,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term debt	$14,433	$14,071
Accounts payable	190,483	181,290
Accrued liabilities	158,244	162,922

Total current liabilities	363,160	358,283
Long-term debt	—	4
Other liabilities	11,700	13,601

Total liabilities	374,860	371,888

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF 0.25 - 231,606,620 authorized, 71,561,860 conditionally authorized, 191,606,620 issued at June 30, 2006 and March 31, 2006	33,370	33,370
Additional paid-in capital	94,885	100,339
Less registered shares in treasury, at cost, 9,361,214 at June 30, 2006 and 8,955,226 at March 31, 2006	(193,281)	(186,080)
Retained earnings	795,905	765,758
Accumulated other comprehensive loss	(36,150)	(28,211)

Total shareholders’ equity	694,729	685,176

Total liabilities and shareholders’ equity	$1,069,589	$1,057,064

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended June 30,
	2006	2005
	(Unaudited)
Net sales	$393,282	$334,702
Cost of goods sold	272,370	227,330

Gross profit	120,912	107,372
Operating expenses:
Marketing and selling	50,848	46,293
Research and development	25,645	21,018
General and administrative	20,628	14,834

Total operating expenses	97,121	82,145
Operating income	23,791	25,227
Interest income, net	1,546	585
Other income, net	8,731	234

Income before income taxes	34,068	26,046
Provision for income taxes	3,921	3,649

Net income (1)	$30,147	$22,397

Net income per share and ADS:
Basic	$.17	$.13
Diluted	$.16	$.12
Shares used to compute net income per share and ADS:
Basic	182,648	176,914
Diluted	190,646	197,813

(1)	Net income for the three months ended June 30, 2006 included share-based compensation expense under SFAS 123R of $4.2 million, net of tax benefit, related to employee stock options and employee stock purchases. The consolidated statement of income for the three months ended June 30, 2005 does not include the effect of share-based compensation expense, because the Company implemented SFAS 123R using the modified prospective transition method effective April 1, 2006. See Note 4 to the condensed consolidated financial statements for additional information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended June 30,
	2006	2005
	(Unaudited)
Cash flows from operating activities:
Net income	$30,147	$22,397
Non-cash items included in net income:
Depreciation	7,501	7,025
Amortization of other intangible assets	953	1,160
Stock-based compensation expense related to employee stock options and employee stock purchase plan	5,127	—
Gain on sale of investment	(6,597)	—
Gain on cash surrender value of life insurance policies	(445)	—
Excess tax benefits from stock-based compensation	(1,873)	—
Deferred income taxes and other	(2,550)	1,814
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	2,710	20,085
Inventories	(16,765)	(17,268)
Other assets	(3,046)	(2,677)
Accounts payable	8,133	(22,480)
Accrued liabilities	(3,811)	(14,999)

Net cash provided by (used in) operating activities	19,484	(4,943)

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,749)	(10,766)
Sale of investment	12,874	—
Acquisitions and investments, net of cash acquired	—	111
Premiums paid on cash surrender value life insurance policies	(56)	—

Net cash used in investing activities	(931)	(10,655)

Cash flows from financing activities:
Repayment of short-term debt	(13)	(9)
Purchases of treasury shares	(24,530)	(31,530)
Proceeds from sale of shares upon exercise of options and rights	4,875	9,041
Excess tax benefits from stock-based compensation	1,873	—

Net cash used in financing activities	(17,795)	(22,498)

Effect of exchange rate changes on cash and cash equivalents	723	(4,396)

Net increase (decrease) in cash and cash equivalents	1,481	(42,492)
Cash and cash equivalents at beginning of period	245,014	341,277

Cash and cash equivalents at end of period	$246,495	$298,785

Supplemental cash flow information:
Interest paid	$48	$1,452
Income taxes paid	$4,519	$3,284

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal peripherals for PCs and other digital platforms. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets and webcams. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers, audio products and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home entertainment systems. Logitech also offers digital writing solutions, 3D control devices, and headphones for mobile phones. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of distributors and resellers (“retail”).

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq Global Select Market. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2 — Significant Accounting Policies:

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2006 included in its Annual Report on Form 20-F.

In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Operating results for the three-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending March 31, 2007 or any future periods. Certain prior period amounts have been reclassified to conform to the current period presentation.

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Fiscal Year

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Share-Based Compensation Expense

Effective April 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”), using the modified prospective transition method. Therefore, results for periods prior to April 1, 2006 have not been restated to include share-based compensation expense calculated in accordance with SFAS 123R. The Company recognized share-based compensation expense in those periods in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Logitech has applied the provisions of SAB 107 in its adoption of SFAS 123R.

Share-based compensation expense for the first quarter of fiscal 2007 includes compensation expense, reduced for estimated forfeitures, for share-based compensation awards granted prior to but not yet vested as of April 1, 2006, based on the grant-date fair value estimated using the Black-Scholes-Merton option-pricing valuation model in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). These compensation costs are recognized in accordance with Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, on a straight-line basis over the service period for each separately vesting portion of the award (multiple-option approach).

Share-based compensation expense for the first quarter of fiscal 2007 also includes compensation expense, reduced for estimated forfeitures, for awards granted after April 1, 2006 based on the grant-date fair value estimated using the Black-Scholes-Merton option-pricing valuation model. These compensation costs are recognized on a straight-line basis over the service period of the award, which is generally the option vesting term of four years (single-option approach).

Prior to adopting SFAS 123R, tax benefits resulting from the exercise of stock options were presented as operating cash flows in the consolidated statement of cash flows. SFAS 123R requires cash flows resulting from excess tax benefits to be classified as cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options.

The adoption of SFAS 123R had a material impact on earnings per share and the condensed consolidated financial statements for the three months ended June 30, 2006, and is expected to continue to materially impact the Company’s financial statements in the foreseeable future. See Note 4 to the condensed consolidated financial statements for further discussion of share-based compensation.

Net Income per Share and ADS

Basic net income per share and ADS is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share and ADS is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. Dilutive registered share equivalents consist of employee stock options and convertible debt.

The dilutive effect of in-the-money stock options is calculated based on the average share price for each fiscal period using the treasury stock method, which assumes that the amount used to repurchase shares includes the amount the employee must pay for exercising stock options, the amount of compensation cost not yet recognized for future service, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible. The dilutive effect of convertible debt is based upon conversion computed using the if-converted method.

Note 3 — Net Income per Share and ADS:

The computations of basic and diluted net income per share and ADS for the Company were as follows (in thousands except per share amounts):

	Three months ended June 30,
	2006	2005
Net income - basic	$30,147	$22,397
Interest expense on convertible debt, net of income taxes	—	763

Net income - diluted	$30,147	$23,160

Weighted average shares - basic	182,648	176,914
Effect of potentially dilutive stock options and stock purchase plan	7,998	10,003
Effect of potentially dilutive convertible debt	—	10,896

Weighted average shares - diluted	190,646	197,813

Net income per share and ADS - basic	$.17	$.13
Net income per share and ADS - diluted	$.16	$.12

During the three months ended June 30, 2006 and 2005, 3,290,070 and 548,174 share equivalents attributable to outstanding stock options were excluded from the calculation of diluted net income per share and ADS because the exercise prices of these options were greater than the average market price of the Company’s registered shares, and therefore their inclusion would have been anti-dilutive.

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted by the Company are treated as potential common shares in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. During the three months ended June 30, 2006, the dilutive effect of in-the-money employee stock options was approximately 18,259,698 shares or 10.0% of the basic weighted average shares outstanding based on the Company’s average share price of $20.02 during the period.

The following table illustrates the dilution effect of stock options granted and exercised:

	Three months ended June 30,
	2006	2005
Registered shares outstanding at June 30	182,245,406	183,984,978

Stock options granted	583,000	660,000
Stock options canceled, forfeited, or expired	(294,168)	(207,296)

Net options granted	288,832	452,704

Grant dilution (1)	0.2%	0.2%

Stock options exercised	798,822	1,447,404

Exercise dilution (2)	0.4%	0.8%

(1)	The percentage of grant dilution is computed based on net options granted as a percentage of registered shares outstanding.

(2)	The percentage of exercise dilution is computed based on options exercised as a percentage of registered shares outstanding.

Note 4 — Share-Based Compensation:

Plan Descriptions

As of June 30, 2006, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), the 1996 Employee Share Purchase Plan (U.S.), and the 2006 Stock Incentive Plan, which replaces the 1996 Stock Plan. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury.

Effective June 15, 2006, Logitech’s Board of Directors approved the splitting of the Company’s Employee Share Purchase Plan into two separate plans, one for employees in the United States and one for employees outside the United States. As a result, the Board adopted the 2006 Employee Share Purchase Plan (Non-U.S.) (“2006 ESPP”) and renamed the 1996 Employee Share Purchase Plan as the 1996 Employee Share Purchase Plan (U.S.) (“1996 ESPP”). Under both plans, eligible employees may purchase registered shares or ADSs at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. A total of 12,000,000 shares have been reserved for issuance under the 1996 and 2006 ESPP plans. As of June 30, 2006, a total of 2,086,796 shares were available for issuance under these plans.

On June 16, 2006, Logitech’s shareholders approved adoption of the 2006 Stock Incentive Plan (the “2006 Plan”) with an expiration date of June 16, 2016. The Plan replaces the 1996 Stock Plan (“1996 Plan”). The 2006 Plan provides for the grant to eligible employees and non-employee directors of stock options, stock appreciation rights, restricted stock and restricted stock units, which are bookkeeping entries reflecting the equivalent of shares. Stock options granted under the 2006 Plan generally will have terms not exceeding ten years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria. An aggregate of 14,000,000 shares was reserved for issuance under the 2006 Plan.

Under the 1996 Stock Plan, the Company granted options for registered shares or ADSs. Options issued under the 1996 Plan generally vest over four years and remain outstanding for periods not to exceed ten years. Options were granted at exercise prices of at least 100% of the fair market value of the registered shares or ADSs on the date of grant. The Company made no grants of restricted shares, stock appreciation rights or stock units under the 1996 Plan. No further awards will be granted under the 1996 Plan.

Under the 1988 Stock Option Plan, options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

Impact of SFAS 123R Adoption

Effective April 1, 2006, the Company adopted SFAS 123R using the modified prospective method, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors, including stock options and share purchases under the 2006 ESPP and 1996 ESPP. The following table summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the three months ended June 30, 2006 (in thousands). In accordance with APB 25 and related previous accounting standards, no share-based compensation expense was recognized for the three months ended June 30, 2005.

	Three months ended June 30,
	2006	2005
Cost of goods sold	$718	$—

Share-based compensation expense included in gross profit	718	—
Operating expenses:
Marketing and selling	1,134	—
Research and development	1,505	—
General and administrative	1,770	—

Share-based compensation expense included in operating expenses	4,409	—
Total share-based compensation expense related to employee stock options and employee share purchases	5,127	—
Tax benefit	918	—

Share-based compensation expense related to employee stock options and employee stock purchases, net of tax	$4,209	$—

As a result of adopting SFAS 123R, both basic and diluted earnings per share and ADS for the three months ended June 30, 2006 were $0.02 per share and ADS lower.

During the three months ended June 30, 2006, no share-based compensation cost was capitalized. As of June 30, 2006, total compensation cost related to non-vested stock options not yet recognized was $27.8 million, which is expected to be recognized over the next 34 months on a weighted-average basis.

Pro Forma Information

Prior to the adoption of SFAS 123R, the Company provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosures.” No employee share-based compensation expense was reflected in our results of operations for the three months ended June 30, 2005 for employee stock option awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. The employee stock purchases were deemed non-compensatory under the provisions of APB 25.

If the Company had used SFAS 123 to account for share-based compensation expense for the three months ended June 30, 2005, net income and net income per share and ADS would have been as follows (in thousands except per-share amounts):

Three months ended June 30, 2005
Net income:
As reported	$22,397
Total share-based compensation expense using fair value method	(5,675)
Tax benefit	1,408

Pro forma net income	$18,130

Basic net income per share and ADS:
As reported	$.13
Pro forma	$.10
Diluted net income per share and ADS:
As reported	$.12
Pro forma	$.10

Option Valuation

The fair value of employee stock options granted and shares purchased under the Company’s purchase plans was estimated using the Black-Scholes-Merton option-pricing valuation model applying the following assumptions and values:

	Three months ended June 30,
	Purchase Plans		Stock Option Plans
	2006	2005	2006	2005
Dividend yield	0%	0%	0%	0%
Expected life	6 months	6 months	3.7 years	3.7 years
Expected volatility	31%	24%	43%	49%
Risk-free interest rate	4.60%	2.77%	4.98%	3.79%
Expected forfeitures	0%	0%	8%	0%
Weighted average grant-date fair value of options granted	$5.02	$3.38	$7.82	$6.11

The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts. Although the Company has paid dividends in the past, the Board of Directors announced in 1997 its intention not to recommend to shareholders any payment of cash dividends in the future.

The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors.

Expected share price volatility is based on historical volatility using daily ADS prices over the term of past options or purchase offerings. Because the Company does not have options which are actively traded, the Company considered historical volatility as most representative of future volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company’s stock options or purchase offerings.

SFAS 123R requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to April 1, 2006, forfeitures were recognized as they occurred.

Option Activity

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Three months ended June 30, 2006
	Number	Exercise Price
Outstanding, beginning of period	21,607,944	$10
Granted	583,000	$20
Exercised	(798,822)	$6
Cancelled, forfeited or expired	(294,168)	$11

Outstanding, end of period	21,097,954	$10

Exercisable, end of period	11,516,710	$8

The total pretax intrinsic value of options exercised during the three months ended June 30, 2006 was $11.4 million. The tax benefit realized for the tax deduction from options exercised during the three months ended June 30, 2006 was $2.6 million.

The following table summarizes significant ranges of outstanding and exercisable options as of June 30, 2006 (exercise prices and contractual lives are weighted averages, and aggregate intrinsic values are in thousands):

			Options Outstanding				Options Exercisable
Range of Exercise Price			Number	Exercise Price	Contractual Life (years)	Aggregate Intrinsic Value	Number	Exercise Price	Contractual Life (years)	Aggregate Intrinsic Value
$1.00	-	$6.49	2,609,056	$3	3.1	$42,651	2,609,056	$3	3.1	$42,651
$6.50	-	$7.99	5,190,144	$7	6.2	62,601	3,465,302	$7	5.7	42,080
$8.00	-	$9.99	4,233,852	$9	5.8	44,063	3,236,986	$9	5.5	33,628
$10.00	-	$12.99	4,720,332	$12	7.3	36,306	1,885,866	$12	6.4	14,311
$13.00	-	$24.99	4,344,570	$19	9.2	4,745	319,500	$15	8.1	1,287

$1.00	-	$24.99	21,097,954	$10	6.6	$190,366	11,516,710	$8	5.2	$133,957

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on options with an exercise price less than the Company’s closing ADS price of $19.40 as of June 30, 2006, which would have been received by the option holders had those option holders exercised their options as of that date. The total number of in-the-money options exercisable as of June 30, 2006 was 11,516,710. Of the total 21,097,954 options outstanding, 11,516,710 are fully vested and 9,581,244 are unvested, of which 7,434,000 are expected to vest, based on an estimated forfeiture rate of 8.26%.

Note 5 — Balance Sheet Components:

The following provides supplementary balance sheet information (in thousands):

	June 30, 2006	March 31, 2006
Accounts receivable:
Accounts receivable	$354,083	$356,883
Allowance for doubtful accounts	(3,020)	(2,988)
Allowance for customer programs and returns	(60,028)	(64,046)

	$291,035	$289,849

Inventories:
Raw materials	$46,848	$34,607
Work-in-process	187	184
Finished goods	170,564	162,073

	$217,599	$196,864

Other current assets:
Tax and VAT refund receivables	$15,597	$11,565
Deferred taxes	19,706	8,517
Prepaid expenses and other	13,718	14,397

	$49,021	$34,479

Property, plant and equipment:
Land	$3,052	$3,029
Plant and buildings	32,668	32,181
Equipment	83,845	80,379
Computer equipment and software	62,991	60,848
Construction-in-progress	21,935	15,288

	204,491	191,725
Less: accumulated depreciation	(122,869)	(116,915)

	$81,622	$74,810

Other assets:
Deferred taxes	$11,418	$21,560
Cash surrender value of life insurance contracts	9,866	9,421
Deposits and other	2,096	2,082

	$23,380	$33,063

Note 6 — Investments:

In July 2003, the Company made a $15.1 million cash investment in the Anoto Group AB (“Anoto”), a publicly traded Swedish technology company from which Logitech licenses its digital pen technology. The investment represented approximately 9.5% of Anoto’s outstanding shares as of March 31, 2006. During the three months ended June 30, 2006, the Company sold 42% of its Anoto stock and recognized a gain of $6.6 million, which was included in other income, net. The Company accounts for the investment as available-for-sale securities and reported its fair value of $13.5 million based on quoted market prices on the balance sheet as of June 30, 2006. The Company’s remaining interest represents approximately 5.5% of Anoto’s outstanding shares.

Note 7 — Goodwill and Other Intangible Assets:

During the three months ended June 30, 2006, changes in the carrying amount of goodwill were related to foreign currency adjustments.

The Company’s other intangible assets subject to amortization were as follows (in thousands):

	June 30, 2006			March 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$16,897	$(13,801)	$3,096	$16,897	$(13,497)	$3,400
Technology	25,423	(18,645)	6,778	25,423	(18,028)	7,395
Customer contracts	600	(251)	349	600	(220)	380

	$42,920	$(32,697)	$10,223	$42,920	$(31,745)	$11,175

For the three months ended June 30, 2006 and 2005, amortization expense for other intangible assets was $1.0 million and $1.2 million. The Company expects that amortization expense for the nine-month period ending March 31, 2007 will be $2.9 million, and annual amortization expense for fiscal years 2008, 2009, 2010 and 2011 will be $2.5 million, $1.6 million, $0.7 million and $0.6 million; and $1.9 million in total thereafter.

Note 8 — Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity.

Comprehensive income for the three months ended June 30, 2006 and 2005 was as follows (in thousands):

	Three months ended June 30,
	2006	2005
Net income	$30,147	$22,397
Other comprehensive income (loss):
Cumulative translation adjustment	7,656	295
Unrealized loss on investment, net of tax	(15,280)	—
Deferred realized hedging gains (losses)	(315)	933

Comprehensive income	$22,208	$23,625

The components of accumulated other comprehensive loss were as follows (in thousands):

	June 30, 2006	March 31, 2006
Cumulative translation adjustment	$(40,568)	$(48,224)
Unrealized gain on investments, net of tax	4,331	19,611
Deferred realized hedging gains	87	402

	$(36,150)	$(28,211)

Note 9 — Shareholders’ Equity:

Stock Split

In June 2006, the Company’s shareholders approved a two-for-one split of Logitech’s shares and ADSs, which took effect on July 14, 2006. In June 2005, the Company’s shareholders also approved a two-for-one split of Logitech’s shares and ADSs, which took effect on June 30, 2005. All references to share and per-share data for all periods presented herein have been adjusted to give effect to these stock splits.

Share Repurchases

In May 2006, the Company announced the approval by its board of directors of a new share buyback program authorizing the repurchase of up to $250 million of its shares and ADSs. The new program is subject to the approval of the Swiss Takeover Board and is scheduled to begin once the Company completes its current share buyback program.

Pursuant to a buyback program announced in June 2005 authorizing the repurchase of up to CHF 300 million of the Company’s shares and ADSs (approximately $235 million based on exchange rates on the date of announcement), the Company repurchased 1,220,000 shares and ADSs for $24.5 million in open market transactions during the three months ended June 30, 2006. At June 30, 2006, the Company had repurchased a total of 9,621,000 shares and ADSs for approximately $199.1 million under this program. The approved amount remaining under this program at June 30, 2006 is CHF 45.8 million ($37.2 million based on exchange rates at June 30, 2006). The program expires at the date of the Company’s 2008 Annual General Meeting at the latest.

Pursuant to a buyback program announced in April 2004 authorizing the repurchase of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement), the Company repurchased 2,062,000 shares and ADSs for approximately $31.5 million in open market transactions during the three months ended June 30, 2005. The Company completed this program in fiscal year 2006 and repurchased a total of approximately 15,000,000 shares and ADSs for $201.3 million under this program.

Note 10 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three months ended June 30, 2006 and 2005. The notional amounts of foreign exchange forward contracts outstanding at June 30, 2006 and 2005 were $36.0 million and $28.0 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses totaled $0.4 million at June 30, 2006 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net losses classified to cost of goods sold during the three months ended June 30, 2006 were $0.4 million. Realized net gains reclassified to cost of goods sold during the three months ended June 30, 2005 were $0.3 million.

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. The gains or losses on the foreign exchange forward contracts offset the transaction losses or gains on the foreign currency receivables or payables recognized in earnings. The foreign exchange forward contracts are entered into on a monthly basis and generally mature within one to three months. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. The notional amounts of foreign exchange forward contracts outstanding at June 30, 2006 and 2005 were $4.6 million and $3.6 million. The notional amounts of foreign exchange swap contracts outstanding at June 30, 2006 and 2005 were $9.1 million and $1.3 million. Unrealized gains on the contracts were immaterial at June 30, 2006.

Note 11 — Commitments and Contingencies:

At June 30, 2006, fixed purchase commitments for capital expenditures amounted to $10.0 million, and primarily related to commitments for manufacturing equipment, computer software and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At June 30, 2006, fixed purchase commitments for inventory amounted to $171.5 million. The Company also had other commitments totaling $3.2 million for consulting and other services and for marketing and advertising arrangements.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly vary. At June 30, 2006, the amount of these outstanding guaranteed purchase obligations was approximately $1.9 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at June 30, 2006. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. The deferred payment, if any, will be recorded as an adjustment to goodwill. The total payment amount will not be known until the end of the revenue measurement period.

All of the Company’s products are subject to the European Union’s (“EU”) Waste Electrical and Electronic Equipment Directive (“WEEE”), which requires producers of electrical goods to be financially responsible for specified collection, recycling, treatment and disposal of covered products. The original implementation date proposed by the WEEE Directive for enactment of national legislation by EU member states was August 2004. Producers were to be financially responsible under the WEEE legislation beginning in August 2005. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until late 2006. In those countries which have enacted legislation, the Company expects to incur costs for managing and recycling historical waste equipment and has made provisions for costs related to future waste. These costs are based on the Company’s estimated market share of the total cost, which depends on a number of factors, including administration and treatment costs as well as the commercial cost of recycling.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to vigorously defend against them. However, there can be no assurances that its defenses will be successful, or that any judgment or settlement in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Note 12 — Geographic Information:

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, investments and other non-current assets, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended June 30,
	2006	2005
Europe	$175,064	$152,818
North America	145,430	113,210
Asia Pacific	72,788	68,674

Total net sales	$393,282	$334,702

No single country other than the United States represented more than 10% of the Company’s total consolidated net sales for the three months ended June 30, 2006 and 2005.

Net sales by product family were as follows (in thousands):

	Three months ended June 30,
	2006	2005
Retail - Cordless	$88,984	$75,305
Retail - Corded	68,103	72,269
Retail - Video	75,658	48,484
Retail - Audio	67,318	54,797
Retail - Gaming	19,090	20,589
Retail - Other	21,963	12,868
OEM	52,166	50,390

Total net sales	$393,282	$334,702

Long-lived assets by geographic region were as follows (in thousands):

	June 30, 2006	March 31, 2006
Europe	$24,206	$46,557
North America	54,167	57,340
Asia Pacific	40,195	40,390

Total long-lived assets	$118,568	$144,287

The United States, China and Switzerland each represents more than 10% of the Company’s total consolidated long-lived assets at June 30, 2006 and 2005.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal peripherals that serve as the primary physical interface between people and their personal computers and other digital platforms. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets and webcams. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers, audio products and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home entertainment systems. Logitech also offers digital writing solutions, 3D control devices, and headphones for mobile phones. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of distributors and resellers (“retail”).

The Company’s markets are extremely competitive. Some of our competitors are well established with substantial resources, others are less established and compete at lower price points. These markets are characterized by aggressive promotional and pricing practices, short product life cycles, rapidly changing technology and evolving customer demands. In order to remain competitive, continued investment in product research and development is critical to driving innovation with new and improved products and technologies. Logitech is committed to meeting customer needs for personal peripheral devices and believes innovation and product quality are important elements to gaining market acceptance and strengthening market leadership. The Company has historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of consumer trends toward notebooks. Logitech remains focused on strengthening its market leadership in the PC market with the introduction of products that support the continued growth of the notebook market segment. The Company has also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and most recently, mobile entertainment and digital music systems.

Over the last several years, Logitech has laid a foundation for long-term growth, expanding and improving its supply chain operations, investing in product development and marketing, delivering innovative new products and pursuing new market opportunities beyond the PC platform. During this time, the Company has significantly broadened its product offerings and the markets in which it sells them. Although most of this expansion has been organic, the Company’s business has also grown as a result of a limited number of acquisitions that have expanded the Company’s business into new product categories.

For the three months ended June 30, 2006, net sales increased 18% to $393.3 million compared with the three months ended June 30, 2005, reflecting the results of the Company’s continued investment in new product categories and diversification of the existing product portfolio. Retail sales were strong across all regions and most product lines. Audio and video retail sales were the key growth categories contributing to the Company’s financial performance in the first quarter of fiscal year 2007 and are expected to drive further growth in the near term. Sales of advanced remote controls have also increased net sales and present continued growth potential.

Net income for the three months ended June 30, 2006 increased 35% to $30.1 million compared with the same period one year ago. Net income in the first quarter of fiscal year 2007 includes a gain of $6.6 million on the sale of a portion of the Company’s investment in Anoto Group AB (“Anoto”), as well as stock-based compensation expense of $4.2 million, net of tax benefit, relating to Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”) which the Company adopted effective April 1, 2006.

The Company’s focus for the remainder of fiscal year 2007 is to profit from the market opportunities provided by innovative new product offerings and to improve overall product profitability. The Company believes that audio, video and advanced remote control product lines will continue to be key growth drivers. The growth in cordless desktops and mice experienced in the first quarter of fiscal year 2007 is expected to continue. New products to be launched later in fiscal year 2007, particularly in the PC speaker and cordless categories, are expected to carry higher gross margins as a result of the Company’s product development efforts. Logitech is also investing in business applications and information technology upgrades, to position the Company for future growth by improving operational and financial processes to realize cost structure improvements and to more effectively manage increased marketplace and business complexity.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law requires the Company to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Logitech considers an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of the Company’s financial condition and operating results. Management has discussed the development, selection and disclosure of critical accounting estimates with the Audit Committee of the Board of Directors.

During the first quarter of fiscal 2007, Logitech adopted SFAS 123R. Notes 2 and 4 of the condensed consolidated financial statements describe SFAS 123R and related pronouncements and the effects on our results of operations and financial position arising from its adoption. As described below, management believes the accounting for share-based compensation expense under SFAS 123R is a critical accounting estimate.

There have been no other significant changes during the three months ended June 30, 2006 to the nature of the other critical accounting estimates disclosed in the Operating and Financial Review and Prospects in Logitech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.

Share-Based Compensation Expense

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method. Therefore, results for periods prior to April 1, 2006 have not been restated to include share-based compensation expense calculated in accordance with SFAS 123R. The Company recognized share-based compensation expense in those periods in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors, including stock options and share purchases.

The Company estimates the fair values of share-based payment awards on the date of grant using the Black-Scholes-Merton option-pricing valuation model. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. The Company’s employee stock options have certain characteristics that are significantly different from traded options. Therefore, although the fair value of employee stock options is determined in accordance with SFAS 123R using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The determination of fair value using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include the Company’s dividend yield, expected option life, expected stock price volatility over the term of the awards, risk-free interest rate, and actual and projected employee stock option exercise behaviors. Changes in the subjective assumptions can materially affect the estimated value.

The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts. Although the Company has paid dividends in the past, the Board of Directors announced in 1997 its intention not to recommend to shareholders any payment of cash dividends in the future.

The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors.

Expected share price volatility is based on historical volatility using daily ADS prices over the term of past option or purchase offerings. Because the Company does not have options which are actively traded, the Company considered historical volatility as most representative of future volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company’s stock options or purchase offerings.

SFAS 123R requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to April 1, 2006, forfeitures were recognized as they occurred.

Changes in future periods affecting the assumptions used to estimate the fair values of share-based payment awards could cause compensation expense to differ significantly from the amounts disclosed in past periods or the amounts recorded in the current period.

Results of Operations

Three Months Ended June 30, 2006 Compared with Three Months Ended June 30, 2005

Net Sales

Net sales by channel and product family for the three months ended June 30, 2006 and 2005 were as follows (in thousands):

	Three months ended June 30,
	2006	2005	Change %
Net sales by channel:
Retail	$341,116	$284,312	20%
OEM	52,166	50,390	4%

Total net sales	$393,282	$334,702	18%

Net sales by product family:
Retail - Cordless	$88,984	$75,305	18%
Retail - Corded	68,103	72,269	(6)%
Retail - Video	75,658	48,484	56%
Retail - Audio	67,318	54,797	23%
Retail - Gaming	19,090	20,589	(7)%
Retail - Other	21,963	12,868	71%
OEM	52,166	50,390	4%

Total net sales	$393,282	$334,702	18%

Logitech’s cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops. Video is comprised of PC webcams; audio includes speakers and headset products for the PC, mobile phone and mobile entertainment platforms; gaming includes console and PC peripherals; and other is primarily comprised of the Company’s advanced remote control, digital pen and 3D input device offerings.

The Company’s revenues increased compared with the same period last year as a result of growing demand for both the Company’s retail and OEM products. Retail sales growth was largely attributable to strong demand for Logitech’s cordless, audio, video and advanced remote control products. OEM sales were higher as a result of strong sales of embedded webcams for notebooks. Approximately 46% of the Company’s sales were denominated in currencies other than the U.S. dollar during the quarter ended June 30, 2006. The Company believes that currency fluctuations did not have a material impact on its revenue during the three months ended June 30, 2006.

Retail Cordless. Sales of the Company’s retail cordless products increased 18% and units increased 25% compared with the prior year, reflecting the continued growth in cordless mice and a return to growth in cordless desktops. Sales of cordless mice increased 32% over the prior year, with unit growth of 37%. The strongest sales came from advanced technology offerings such as the V200 cordless notebook mouse, the cordless mini optical mouse, and the MX610 laser cordless mouse. Cordless desktop sales increased 9%, while units increased 14%. Sales of mid-range offerings such as the EX110 cordless desktop were strong. Sales levels were also favorable in high-end offerings like the MX3000 and MX5000 laser cordless desktops.

Retail Corded. Sales of corded products declined 6% in the first quarter of fiscal year 2007 compared with the prior year, while units sold increased 5%. Corded mice sales declined 14% in dollars while the units increased 1%, reflecting the strong sales of the MX518 mouse in the first quarter of last year. Corded keyboard and desktop sales partially offset the decline in corded mice sales, increasing 13% in dollars and 12% in units.

Retail Video. Retail video sales grew across all price points, with sales increasing 56% and units increasing 53% compared with the prior year, continuing the growth experienced in the March 2006 quarter. Sales of webcams for notebooks more than doubled and demand for desktop offerings, such as the QuickCam Communicate STX, QuickCam Pro 5000 and QuickCam Fusion, continued to be strong, driven by the increasing use of video communications over the internet.

Retail Audio. Retail audio continued its strong growth, with sales increasing 23% and units increasing 35% over last year. Speakers were the most significant contributors in the audio category, with sales up 34% and units increasing 51%. The popularity of Logitech’s mm50 portable speakers for iPod anchored this growth, with additional contributions from the X-530 PC speakers and the mm32 portable speakers for iPod. Beyond speakers, sales of PC headsets increased 12% and units increased 23% compared with the prior year, reflecting the expanding usage of voice-over-internet-protocol communication and applications such as Skype.

Retail Gaming. Sales of retail gaming peripherals declined 7% and units decreased 1% compared with the same period last year. The decline, caused by the transition to new platforms which is expected to continue for several quarters, came entirely from sales of console gaming products, which decreased 48% with units down 28%. Nearly offsetting the decline in console gaming, PC gaming peripherals experienced a strong quarter led by the G15 Gaming Keyboard, with sales increasing 58% and units increasing 41%.

Retail Other. The continued success of Harmony remotes, with sales increasing 122%, drove growth in this category to 71% in the first quarter of fiscal 2007 compared with the prior year.

Retail Regional Performance. Regionally, the Company’s Americas, Europe and Asia Pacific regions all delivered double-digit retail sales growth compared with the same quarter in the prior year. The Americas region experienced the strongest growth, with sales increasing 30% and units increasing 31%, which continued the trend from fiscal year 2006. Growth occurred across all product categories, led by exceptional performance in the video and cordless product lines. Retail sales in Europe increased 15% and units increased 18%, based on strong sales of video and Harmony remote products. Retail sales in Asia Pacific increased 12% and units increased 16%, led by the growth in video products and corded keyboards.

OEM. Sales of OEM products increased 4% in the first quarter of 2007 while units declined 4%. OEM sales of embedded webcams for notebooks were strong, but were offset by the 15% decrease in sales of mice, reflecting a weak desktop PC market and a product transition at a major customer.

Gross Profit

Gross profit for the three months ended June 30, 2006 and 2005 was as follows (in thousands):

	Three months ended June 30,
	2006	2005	Change
Net sales	$393,282	$334,702	18%
Cost of goods sold	272,370	227,330	20%

Gross profit	$120,912	$107,372	13%

Gross margin	30.7%	32.1%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit resulted from sales volume increases over the prior year. The decline in gross margin was primarily due to transitions relating to end-of-life products in audio and console gaming. In addition, cost of goods sold for the three months ended June 30, 2006 included $0.7 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended June 30, 2005, however the quarter did include approximately $0.8 million of expenses incurred in connection with the move to the Company’s new manufacturing facility in Suzhou, China in June 2005.

Operating Expenses

Operating expenses for the three months ended June 30, 2006 and 2005 were as follows (in thousands):

	Three months ended June 30,
	2006	2005	Change
Marketing and selling	$50,848	$46,293	10%
% of net sales	12.9%	13.8%
Research and development	25,645	21,018	22%
% of net sales	6.5%	6.3%
General and administrative	20,628	14,834	39%
% of net sales	5.2%	4.4%

Total operating expenses	$97,121	$82,145	18%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Higher marketing and selling expense compared with the year ago quarter reflects continued investment in marketing infrastructure. Costs were incurred for personnel additions to accelerate marketing development initiatives and to improve customer management and product demand. Marketing and selling personnel costs in the three months ended June 30, 2006 included $1.1 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended June 30, 2005. The impact of exchange rate changes on translation of foreign currency marketing and selling expenses to the Company’s U.S. dollar financial statements was not material.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects product development efforts focused on the Company’s audio, video and advanced remote control product programs. Additional headcount increased personnel costs in the three months ended June 30, 2006, as well as $1.5 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended June 30, 2005. The impact of exchange rate changes on translation of foreign currency research and development expenses to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of increased personnel and consulting costs incurred for Sarbanes-Oxley documentation and related internal control reviews, and for upgrading and implementing critical system-wide software. Personnel costs in the three months ended June 30, 2006 included $1.8 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended June 30, 2005. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

Interest Income, Net

Interest income and expense for the three months ended June 30, 2006 and 2005 were as follows (in thousands):

	Three months ended June 30,
	2006	2005	Change
Interest income	$1,602	$1,510	6%
Interest expense	(56)	(925)	(94)%

Interest income, net	$1,546	$585	164%

Interest income was higher for the first quarter of fiscal year 2007 due to higher invested cash balances and higher returns earned on invested amounts. The decrease in interest expense resulted primarily from the conversion in November 2005 of all outstanding convertible bonds.

Other Income, Net

Other income and expense for the three months ended June 30, 2006 and 2005 were as follows (in thousands):

	Three months ended June 30,
	2006	2005	Change
Foreign currency exchange gains, net	$1,517	$204	644%
Other, net	7,214	30	23947%

Other income, net	$8,731	$234	3631%

The increase in net foreign currency exchange gains for the three months ended June 30, 2006 compared with the prior year resulted from favorable fluctuations in exchange rates during the current quarter. The Company does not speculate in currency positions, but is alert to opportunities to maximize its foreign exchange gains. The increase in net other income related primarily to a gain of $6.6 million on the sale of 42% of the Company’s investment in Anoto Group AB, a publicly traded Swedish technology company from which the Company licenses its digital pen technology.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended June 30, 2006 and 2005 were as follows (dollars in thousands):

	Three months ended June 30,
	2006	2005
Provision for income taxes	$3,921	$3,649
Effective income tax rate	12%	14%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to tax laws of these jurisdictions. The Company’s effective income tax rate may be affected by changes in tax laws or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets.

The provision for income taxes for the three months ended June 30, 2006 included $0.9 million of tax benefits related to share-based compensation expense resulting from the adoption of SFAS 123R. No tax benefit related to share-based compensation expense was recognized for the three months ended June 30, 2005.

A reassessment by the Company of its tax position resulted in an adjustment of the Company’s effective income tax rates to 12% in the first quarter of fiscal year 2007 from 14% in fiscal year 2006. The reduction in the effective income tax rate was primarily due to changes in the Company’s geographic mix of income, the effect of implementation of SFAS 123R and tax benefits recognized from discrete events.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At June 30, 2006, net working capital was $441.0 million, compared with $407.9 million at March 31, 2006. The increase in the Company’s working capital compared with the previous quarter was due to higher accounts receivable and inventory balances related to increased sales.

Cash and cash equivalents totaled $246.5 million at June 30, 2006, an increase of $1.5 million from March 31, 2006. Operating activities generated cash of $19.5 million. Proceeds from the sale of the Company’s investment in Anoto provided $12.9 million, and $4.9 million came from the exercise of stock options. The Company used $24.5 million to repurchase shares under the share buyback program and $13.7 million for capital expenditures, including investments for information system upgrades and tooling costs.

The Company has financed its operating and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand, and borrowings, as needed, under its credit facilities.

The Company has credit lines with several European and Asian banks totaling $156.4 million as of June 30, 2006. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. At June 30, 2006, $142.0 million was available under these facilities. There are no financial covenants under these lines of credit with which the Company must comply.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for June 30, 2006 and 2005 (dollars in thousands):

	June 30, 2006	June 30, 2005
Accounts receivable, net	$291,035	$204,867
Inventories	$217,599	$189,305
Working capital	$440,990	$299,931
Days sales in accounts receivable (DSO) (1)	67 days	55 days
Inventory turnover (ITO) (2)	5.0x	4.8x
Net cash provided by (used in) operating activities	$19,484	$(4,943)

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities provided cash of $19.5 million during the three months ended June 30, 2006 compared with cash used of $4.9 million in the prior year quarter. DSO increased to 67 days in the first quarter of 2007, because a larger proportion of the quarter’s retail sales were shipped in the last four weeks than in the comparable period one year ago. However, better management of payables contributed to a significant improvement in operating cash flows.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the three months ended June 30, 2006 and 2005 (in thousands):

	Three months ended June 30,
	2006	2005
Purchases of property, plant and equipment	$(13,749)	$(10,766)
Sale of investment	12,874	—
Acquisitions and investments, net of cash acquired	—	111
Premiums paid on cash surrender value life insurance policies	(56)	—

Net cash used in investing activities	$(931)	$(10,655)

The Company’s purchases of plant and equipment during the three months ended June 30, 2006 were principally for information system upgrades and normal expenditures for tooling. During the three months ended June 30, 2005, purchases of plant and equipment also included costs for construction of the new factory in Suzhou, China.

In April, 2006, the Company sold 42% of its Anoto stock for $12.9 million, and recognized a gain of $6.6 million. The premiums paid on insurance policies represent investment of participant deferrals from the Company’s management deferred compensation plan.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during the three months ended June 30, 2006 and 2005 (in thousands except per share amounts):

	Three months ended June 30,
	2006	2005
Repayment of short-term debt	$(13)	$(9)
Purchases of treasury shares	(24,530)	(31,530)
Proceeds from sale of shares upon exercise of options and rights	4,875	9,041
Excess tax benefits from stock-based compensation	1,873	—

Net cash used in financing activities	$(17,795)	$(22,498)

	Three months ended June 30,
	2006	2005
Number of shares repurchased	1,220	2,062
Value of shares repurchased	$24,530	$31,530
Average price per share	$20.11	$15.29

Cash used in financing activities during the three months ended June 30, 2006 included treasury stock repurchases of 1,220,000 shares and ADSs, totaling $24.5 million pursuant to the Company’s buyback program announced in June 2005. Proceeds totaling $4.9 million were realized from the sale of shares upon exercise of options pursuant to the Company’s stock plans during the first three months of fiscal year 2007. Cash used in financing activities also included $1.9 million representing tax benefits from the exercise of share-based payment awards.

During the three months ended June 30, 2005, the Company used cash to repurchase 2,062,000 shares and ADSs for $31.5 million under the buyback program announced in April 2004. Proceeds totaling $9.0 million were realized from the sale of shares pursuant to the Company’s stock plans during the first quarter of fiscal year 2006.

Cash Outlook

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s working capital requirements and capital expenditures could increase to support future expansion of Logitech operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash.

In May 2006, the Company announced the approval by its board of directors of a new share buyback program authorizing the repurchase of up to $250 million of its shares and ADSs. The new program is subject to the approval of the Swiss Takeover Board, and is scheduled to begin once the Company completes its current share buyback program. Pursuant to a buyback program announced in June 2005 authorizing the repurchase of up to CHF 300 million of the Company’s shares and ADSs (approximately $235 million based on exchange rates on the date of announcement), the Company repurchased 1,220,000 shares for $24.5 million during the three months ended June 30, 2006. At June 30, 2006, the Company had repurchased a total of 9,621,000 shares and ADSs for approximately $199.1 million under this program. The approved amount remaining under this program at June 30, 2006 is CHF 45.8 million ($37.2 million based on exchange rates at June 30, 2006). The Company plans to continue purchasing shares under this program.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. Net sales of remote controls have been increasing in the recent quarters and, if current sales growth in this category continues, the Company will be obligated to make the deferred payment. The deferred payment, if any, will be recorded as an adjustment to goodwill. The total payment amount will not be known until the end of the revenue measurement period.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments at June 30, 2006 included: (i) amounts drawn on its credit lines, (ii) equipment financed under capital leases, (iii) facilities leased under operating lease commitments and (iv) fixed purchase commitments for capital and inventory expenditures.

The Company expects to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. At June 30, 2006, fixed purchase commitments for capital expenditures amounted to $10.0 million, and primarily related to commitments for manufacturing equipment, computer software and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At June 30, 2006, fixed purchase commitments for inventory amounted to $171.5 million. The Company also had other commitments totaling $3.2 million for consulting and other services, and for marketing and advertising arrangements.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At June 30, 2006, the amount of these outstanding guaranteed purchase obligations was approximately $1.9 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. At June 30, 2006, no amounts have been accrued for indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our registered shares and American Depositary Shares (“ADSs”).

Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete and for many other reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting quarterly revenues and profitability.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Fluctuations in currency exchange rates can produce an impact on our revenues and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our registered shares and ADSs.

If we do not introduce successful products in a timely manner, our business and operating results could suffer.

The personal peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive.

The success of our products depends on several factors, including our ability to:

•	anticipate technology, market trends and consumer demands;

•	develop innovative and reliable new products and enhancements in a cost-effective and timely manner; and

•	distinguish our products from those of our competitors.

If we do not execute on these factors successfully, products we introduce or technologies or standards that we adopt may not gain widespread commercial acceptance, and our business and operating results could suffer. For example, if we do not address the consumer trend toward notebooks by timely developing products to support the continued growth of the notebook market segment, our sales could be adversely impacted in future periods.

Our gross margins can vary significantly depending on the timing of our product introductions, market reaction to our products, product mix, customers and other factors.

Our gross margins can vary due to consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, and the complexity and functionality of new product innovations. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, or if consumer demand for our products is less than we anticipate, or if there are product pricing, marketing and other initiatives by our competitors to which we need to react that lower our margins, then our overall gross margin will be less than we project.

In addition, our gross margins vary significantly by product line and customer type, as well as within product lines. When the mix of products sold shifts from higher margin product lines to lower margin product lines, or to lower-margin products within product lines, our overall gross margins and our profitability may be adversely affected. For example, gross margins in the audio category are lower than the Company’s other core product categories. Overall gross margin in recent quarters has been adversely impacted in part due to the increase in audio sales as a percentage of total sales. If audio sales continue to increase as a percentage of total sales, overall gross margins will be adversely impacted to the extent that gross margin improvements in the audio category, if any, are unable to offset this decrease.

Similarly, our gross margins are generally lower for sales to OEM customers compared with sales to our retail customers. Increases in OEM sales or decreases in retail sales relative to total sales may also negatively impact our gross margins.

The impact of the above on gross margins can create fluctuations in our operating results, which may cause volatility in the price of our securities.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market, and a trend of declining average selling prices in the OEM market. We continue to experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, and we may choose to adjust prices or increase other promotional activities to improve our competitive position. We may also encounter more competition if any of our competitors decides to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

We expect continued pressure in our retail business, particularly in the terms and conditions that our competitors offer customers, which may be more favorable than our terms. Future market conditions, product transitions, and initiatives by our competitors may require us to take actions to increase our customer incentive programs and could impact our revenues and operating margins.

Corded and Cordless. Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share. The emerging notebook peripheral segment is also an area where we face new competitors that have broader notebook product offerings, as well as aggressive pricing and promotions.

Microsoft is a leading producer of operating systems and applications with which our mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications, for example the Vista operating system launch expected in early 2007, before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Video. Our main competitor in the U.S. for PC web cameras is Creative Labs, which offers a complete line of PC web cameras. In Europe, our main competitors are Creative Labs and Philips. In addition, Microsoft entered the product category in the U.S. and Europe, and we believe the competitive environment will become more volatile in the near future. We expect to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis, which will continue to impact our revenues and margins.

Gaming. Competitors for our interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Our cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. In addition, our cordless controllers for Microsoft Xbox™ are competing against Microsoft corded controllers.

Audio. Competitors in audio devices vary by product line. In the PC, mobile entertainment and communication platform speaker business, competitors include Plantronics and its Altec Lansing subsidiary, Creative Labs, and Bose Corporation. In the PC and console headset, telephony and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary.

Advanced Remote Controls. With our acquisition of Intrigue Technologies in May 2004, we expanded our product portfolio to include a new line of personal peripheral devices for home entertainment systems. We have greatly expanded our market share in this business recently. With many companies offering universal remote controls, our success will likely attract more competition. Our competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed. If we do not compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

If we do not continue to improve our product demand forecasting, our business and operating results could be adversely affected.

We use our forecasts of demand for our products to make decisions regarding investments of our resources and production levels of our products. Although we receive forecasts from many of our customers, they are not always obligated to purchase the forecasted demand. Also, actual sales volumes for individual products in our retail distribution channel can be volatile due to changes in consumer preferences and other reasons. In addition, our retail products have short product life cycles, so a failure to accurately predict high demand for a product can result in lost sales that we may not recover in subsequent periods, or higher product costs if we meet demand by paying higher costs for materials, production and delivery. We could also frustrate our customers and lose shelf space. Our failure to predict low demand for a product can result in excess inventory, lower cash flows and lower margins if we are required to reduce product prices in order to reduce inventories.

We have rapidly and significantly expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and our sales markets has increased the difficulty of accurately forecasting product demand.

We have experienced large differences between our forecasts and actual demand for our products and expect differences to arise in the future. If we do not continue to improve the accuracy of our forecasts, our business and operating results could be adversely affected.

Our business depends in part on access to third party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

In recent years we have expanded our product portfolio to include products designed for use with third party platforms such as the Apple iPod, Microsoft Xbox™, Sony Playstation, and the Sony PSP. The growth of our business is in part due to sales of these products. However, our business in these categories relies on our access to the platforms of third parties, which can be withdrawn, denied or not be available on terms acceptable to us. For example, to date Microsoft has not licensed us, or any other manufacturer, to produce third party wireless peripherals for use with their new Xbox 360™ gaming console.

Our access to third party platforms may require our paying a royalty, which lowers our product margins, or may otherwise be on terms that are not acceptable to us. In addition, the third party platforms or technologies used to interact with our product portfolio can change without prior notice to us, which can result in our having excess inventory or lower margins. For example, when Apple changed the connector for the iPod with the release of the iPod Nano without notice to us, we experienced increased inventories and lower prices than we had anticipated on headset products we had designed for use with the iPod.

If we are unable to access third party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

If we do not successfully introduce and market products for notebook PCs, our business and results of operations may suffer.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of the increasing popularity of notebook products over desktop PCs. In our OEM channel, this shift could adversely affect our sales of OEM mice, which are sold with name-brand desktop PCs. Our OEM mice sales have historically made up the bulk of our OEM sales, and our OEM sales accounted for 13% and 15% of total revenues during the first quarter of fiscal 2007 and 2006. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

In our retail channels, the impact of the growing popularity of notebook PCs is uncertain, but may result in a decreased need by consumers for keyboards. This could adversely affect our sales of keyboards and desktops (mouse and keyboard combination). If we do not suitably adapt our product offerings to successfully introduce products for the notebook PC, consumers may decrease purchases of our products, which would adversely affect our business and results of operations.

Our business could be negatively impacted by delays and complications resulting from our implementation of a new enterprise resource planning system.

We use enterprise resource planning (“ERP”) software in the operation of our business and maintenance of business and financial data related to our daily operations. We are completing the upgrade of this software, and we are transitioning to a new version in the second quarter of fiscal 2007. If we are unable to effectively implement the new software or encounter difficulties in completing the upgrade or adapting to the software and process changes, we may be unable to timely or accurately process or access business and financial information stored on the system, which could adversely impact our daily operations and the timely reporting of financial results.

We are exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer, we are not required to comply with the requirements of Section 404 until our fiscal year ending March 31, 2007. We are currently in the process of documenting and testing our internal controls over financial reporting to comply with these requirements. We are also completing the upgrade of our ERP software. Both efforts require substantial time and resources to successfully complete. In addition, the ERP implementation significantly impacts the Company’s internal controls and accounting processes. If we encounter difficulties in completing the upgrade or adapting to the software and process changes, the time period available to assess and evaluate internal control effectiveness would be shortened, our compliance costs could increase substantially or the timely completion of our internal controls evaluation could be negatively impacted.

We have committed substantial time and resources to evaluate and assess the effectiveness of our internal controls and to implement ERP software. During these processes, we have identified deficiencies and may identify others in our system of internal controls over financial reporting that may require remediation. Our evaluation and testing is ongoing, and there can be no assurance that we will not identify further deficiencies that would require remediation. If we are not able to remediate identified deficiencies in a timely manner that either alone or together constitute material weaknesses in our internal controls, we will not be able to determine that our internal controls over financial reporting are effective and comply with Section 404 in a timely manner. This could result in a negative perception of the reliability of our financial statements and subsequently a decline in the price of our securities.

Our principal manufacturing operations and third-party contract manufacturers are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations and third-party contract manufacturers are located in China. Our manufacturing operations in Suzhou, China could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade, public health and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the Chinese yuan renminbi (“CNY”), the local currency of China. In recent years, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the CNY to a basket of currencies rather than just the U.S. dollar. In the months following the revaluation, the CNY appreciated 2% against the U.S. dollar. While the revaluation continues to limit the CNY to float within a narrow percentage band each day, we believe that the change to a more flexible system based on a basket of foreign currencies could lead to a further, gradual rise in the CNY’s value. Significant future appreciation of the CNY could increase our component and other raw material costs, as well as our labor costs and could adversely affect our financial results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components, such as micro-controllers and optical sensors, were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

Lead times for materials, components and products ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors, such as micro-controllers and optical sensors, and base metals used in our products. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers, and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in periodic capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory. Air and ground transportation costs remain under upward pressure primarily due to high fuel costs. Further increases in the worldwide cost of fuel could result in higher transportation costs which could adversely affect gross margins.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill customer orders in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses and collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax (“VAT”) or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell. Failure to do so could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses to remedy.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. The amount of income taxes we pay could be subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability. If our effective tax rate increases in future periods, our operating results could be adversely affected.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, British pound sterling, Taiwanese dollar, Mexican peso, Chinese yuan renminbi (“CNY”) and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $0.5 million at June 30, 2006. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared with the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan renminbi	$101,899	$(9,264)	$11,322
U.S. dollar	Mexican peso	3,534	(321)	393
U.S. dollar	Canadian dollar	2,786	(253)	310
U.S. dollar	Singapore dollar	795	(72)	88
U.S. dollar	Swiss franc	536	(49)	60
U.S. dollar	Czech koruna	(561)	51	(62)
U.S. dollar	British pound sterling	(741)	67	(82)
U.S. dollar	Taiwanese dollar	(9,693)	881	(1,077)
Euro	British pound sterling	19,937	(1,812)	2,215
Euro	Russian rouble	1,268	(115)	141
Euro	Swedish kroner	(1,491)	136	(166)
Euro	Hungarian forint	(1,516)	138	(168)

		$116,753	$(10,613)	$12,974

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the CNY to a basket of currencies rather than just the U.S. dollar. In the months following the revaluation, the CNY appreciated 2% against the U.S. dollar. The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in CNY. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against any potential significant appreciation of the CNY, the Company transferred a portion of its cash investments to CNY accounts. At June 30, 2006, net assets held in CNY totaled $101.9 million. While the revaluation continues to limit the CNY to float within a tight percentage band each day, the Company believes that the change to a more flexible system based on a basket of foreign currencies opens the door to a further, gradual rise in the CNY’s value. The Company continues to evaluate the level of net assets held in CNY relative to component and raw material purchases and interest rates on cash equivalents.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of June 30, 2006, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $36.0 million. These forward contracts generally mature within three months. Deferred realized losses totaled $0.4 million at June 30, 2006 and are expected to be reclassified to cost of goods sold when the related inventory is sold. If the U.S. dollar had appreciated by 10% compared with the hedged foreign currency, an unrealized gain of $4.3 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% compared with the hedged foreign currency, a $3.0 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the June 30, 2006 and March 31, 2006 period end rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers S.A. (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC currently performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, and consultations regarding share-based compensation, expatriate tax matters and Section 404 of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of June 30, 2006 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control

During the period covered by this report, no changes in the Company’s internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of Logitech International S.A. as amended.

15.1	Submission of Matters to Vote of Security Holders - Annual General Meeting of Shareholders held on June 16, 2006.

31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer pursuant to section 302 of the the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certifications will not be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

August 4, 2006